UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2021

Commission File Number: 001-37452

CELYAD ONCOLOGY SA

(Translation of registrant’s name into English)

Rue Edouard Belin 2

1435 Mont-Saint-Guibert, Belgium

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Celyad Oncology SA

On November 10, 2021, Celyad Oncology SA (the “Company”) issued a press release announcing its financial and operating results for the third quarter of 2021. A copy of the Company’s press release is attached hereto as Exhibit 99.1 and a copy of the Company’s interim financial report for the third quarter of 2021 is attached hereto as Exhibit 99.2. Exhibits 99.1 and 99.2 are incorporated herein by reference.

The information contained in this Current Report on Form 6-K, including Exhibits 99.1 and 99.2, except for the quotes of Filippo Petti contained in Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statements on Forms F-3 (File No. 333-248464) and S-8 (File No. 333-220737).

EXHIBITS

Exhibit	Description

99.1	Press release issued by the registrant on November 10, 2021

99.2	Interim Financial Report issued by the registrant on November 10, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELYAD ONCOLOGY SA

Date: November 10, 2021	By:	/s/ Filippo Petti
Filippo Petti
Chief Executive Officer and Financial Officer